Mail Stop 4561

May 14, 2009

John R. Judd
Vice President and Chief Financial Officer
Compellent Technologies, Inc.
7625 Smetana Lane
Eden Prairie, MN 55344

> **Re: Compellent Technologies, Inc.**
> **Form 10-K For the Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-33685**

Dear Mr. Judd:

        This letter is a follow-up to our letter dated April 30, 2009 in which we issued comments on your company's Form 10-K for the fiscal year ended December 31, 2008. We have completed our review of the Part III information in your Form 10-K incorporated by reference from your definitive proxy statement filed on April 17, 2009, and we have the following comments.

Part III. Information Incorporated by Reference from the Definitive Proxy Statement filed on April 17, 2009

Compensation Discussion and Analysis

The Competitive Marketplace, page 16

1.   We note your statement that historically you have not benchmarked executive officer compensation. However, it does appear from your disclosure that you use compensation data from other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for your compensation decisions. For example, you disclose on page 18 that you increased the salaries of certain officers in 2008 to bring them up to market levels for executives in comparable positions. Also, you indicate on page 22 that you took into consideration the value of equity awards offered to executives in similar positions in companies within and outside your industry when determining the size of the option awards made to your executives in 2008. Please tell us why you believe these activities do not constitute "benchmarking." See Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Also, tell us what consideration you gave to identifying the companies from which you gather compensation data.

Base Salary, page 17

2.   Although you provide general information regarding the factors your compensation committee considered in setting base salaries for 2008, your disclosure should provide substantive analysis and insight into how the compensation committee determined the actual salaries paid to your named executive officers. For example, your disclosure indicates that the compensation committee considered each officer's seniority, position, functional role and scope of responsibility, as well as general economic conditions, in setting base salaries. Please explain how consideration of these factors resulted in the specific salary adjustments made in 2008. For example, in light of the factors you identify, please tell us why Mr. Aszmann received no salary increase in 2008. Please confirm that you will provide similar disclosure in future filings.

Long-Term Incentive Awards, page 18

3.   As with your discussion of base salaries, your discussion regarding equity grants awarded to your named executive officers in 2008 is also very general. Please tell us more specifically how your compensation committee evaluated and weighed the factors identified on page 22 in determining the size of the option awards made to your officers in 2008. For example, identify the individual and company performance factors that influenced the size of the stock awards. Please also tell us if comparisons with equity awards made to executives in similar positions with other companies caused the compensation committee to modify the size of an executive's award.

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Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your response.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director